JAMES M. CAIN
DIRECT LINE: 202.383.0180
Internet: james.cain@sablaw.com

                       November 16, 2007

VIA MESSENGER AND EDGAR SUBMISSION

Michael McTiernan
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States 12 Month Oil Fund, LP Registration No. 333-144348

Dear Mr. McTiernan:

On behalf of the United States 12 Month Oil Fund, LP  (the “Registrant”), enclosed for your convenience is a courtesy copy of Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form S-1. The Amendment was filed with the Commission on November 16, 2007. The enclosed copy has been marked to show changes from Amendment No. 1 to the registration statement. In Amendment No. 2, the Registrant has made changes in response to your comments, updated certain information, and made certain other stylistic and formatting changes.

Also, we are providing the Registrant’s responses to your comments of September 25, 2007 to Amendment No. 1 to the registration statement. Each of your comments is set forth below, followed by the Registrant’s response.

Prospectus Summary, page 1

1.
We note your response to comment three of our letter dated August 3, 2007. Please briefly describe in the summary, as you have done in your response, why you may invest in “other crude oil-related investments” in light of your investment strategy.

Response: The Registrant respectfully submits that it has provided disclosure in the Summary section as to why the General Partner may decide to invest in other crude-oil related investments in order to meet its investment objective. Specifically, on page 2 of the Summary section, the Registrant has included disclosure that states: “US12OF will invest in interests other than the Benchmark Futures Contract to comply with accountability levels and position limits.” This section also refers to a more fulsome explanation of what accountability and position limits are and how they may have an effect on the composition of the Registrant’s assets. While the General Partner intends that it will primarily purchase futures contracts for crude oil and other petroleum-related fuels in order to achieve the Fund’s investment objective, there maybe instances when it is desirable and in the best interests of the unitholders to purchase other crude-oil related investments. This may be due to the imposition of accountability or position limits imposed by NYMEX or another futures exchange. The Registrant has further included risk disclosure in the prospectus that alerts investors to the fact that investing in other crude-oil related investments may have the effect of making it more difficult for the Fund to achieve its investment objective.

Prior Performance of the General Partner and Affiliates, page 32

2.	We note your response to comment five. We note the difference between aggregate subscriptions and total net assets as of July 31, 2007. Please revise to clarify the causes for the differences.

Response: The Registrant advises the Staff that the term “aggregate subscriptions” refers to the total amount of proceeds received from the sale of creation baskets since inception, while “total net assets as of July 31, 2007” refers to the assets of the fund as of that date. The National Futures Association requires that commodity pools disclose the aggregate amount of subscriptions received by a commodity pool. The reason why there is a difference between these two figures is that the Fund not only sells units through the sale of creation baskets, but it also redeems units through the purchase of redemption baskets. As a result the total net assets as of any given date will generally not equal the aggregate amount of subscriptions raised.

3.
We note your response to comment six. We are not able to locate the chart that shows the correlation between NAV and the price of units managed by the general partner. Please advise us of the location of the noted disclosure.

Response: The Registrant has revisited its response to the last round of comments and believes that including a chart showing the correlation between the net asset value and the market price of units of other funds managed by the General Partner may have the unintended effect of highlighting the performance of other funds managed by the General Partner to the detriment of the disclosure regarding the United States 12 Month Oil Fund, LP. The Registrant, however, recognizes that disclosure that discusses how well these other funds have been able to match their benchmarks is meaningful disclosure. In response, therefore, the Registrant has included narrative disclosure regarding how the United States Oil Fund, LP and the United States Natural Gas Fund, LP have performed, since inception, against their benchmarks.

4.	In connection with the preceding comment, please provide disclosure that reflects how closely the currently managed funds have tracked their benchmarks.

Response: The Registrant refers to its response to Comment No. 3 above in response to this comment.

Victoria Bay Asset Management, LLC and Subsidiary

Note 3 - Capitalization and Related Party Transactions, page F-18

5.
We note that Wainwright Holdings, Inc. (“Wainwright”) has provided a majority of the financial support to Victoria Bay Asset Management, LLC (“VBAM”) as of the balance sheet date. If there is an intent or reasonable possibility that Wainwright will fund cash flow deficits or furnish other direct or indirect financial assistance to VBAM and the Fund, what consideration was given to providing the audited balance sheet of Wainwright.

Response: There is no commitment or understanding by Wainwright to fund the cash flow deficits of, or furnish other direct or indirect financial assistance to, US12OF or the General Partner, nor is there any intention or obligation of US12OF or the General Partner to reimburse such funding or financial assistance. The General Partner currently receives substantial funds from the fees it receives from managing funds affiliated with the Registrant. The amounts provided by Wainwright and affiliates were contributed in order for the General Partner to accelerate the repayment of expenses incurred in the formation of such other funds. If the General Partner, cannot provide funding to US12OF, and if Wainwright does not provide funding, then US12OF’s registration statement will be withdrawn. The risk factors, MD&A, and the financial statements of US12OF and the General Partner clarify this point. Due to the above, since there is no obligation of Wainwright to provide funding or continue to provide funding of US12OF, the financial statements of Wainwright have not been included. The Registrant further believes that inclusion of these financial statements may be misleading to investors.

* * *

We hope that you will find these responses satisfactory. If you have questions or further comments regarding this Amendment, please call the undersigned at 202.383.0180.

Sincerely,

James M. Cain
Enclosure

cc:	Nicholas D. Gerber W. Thomas Conner, Esq.